UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. 1)

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☐	Soliciting Material Pursuant to §240.14a-12

NAPSTER, INC.

(Name of Registrant as Specified In Its Charter)

PERRY H. ROD, THOMAS SAILORS, KAVAN P. SINGH

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
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ANNUAL MEETING OF STOCKHOLDERS OF NAPSTER, INC.
VOTING PROCEDURES
PROXY REVOCATION RIGHTS
PROXY SOLICITATION AND EXPENSES
INFORMATION REGARDING PARTICIPANTS IN THIS SOLICITATION
SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS/INDEPENDENT PUBLIC ACCOUNTANT/EXECUTIVE COMPENSATION/DEADLINE FOR STOCKHOLDER PROPOSALS FOR 2009 ANNUAL MEETING
INFORMATION ABOUT NAPSTER
YOUR VOTE IS IMPORTANT
PURCHASE AND SALE OF SECURITIES BY MESSRS. ROD, SAILORS AND SINGH

ANNUAL MEETING OF STOCKHOLDERS OF NAPSTER, INC.

PROXY STATEMENT OF
PERRY H. ROD, THOMAS SAILORS AND KAVAN P. SINGH

August 13, 2008
To our fellow Napster stockholders:
This proxy statement and the accompanying BLUE proxy card are being furnished to stockholders of Napster, Inc. (“Napster” or the “Company”), a Delaware corporation, by Perry H. Rod, Thomas Sailors and Kavan P. Singh (the “Independent Nominees”) with respect to our solicitation of proxies in connection with the 2008 Annual Meeting of Stockholders of Napster, which will be held at Napster offices at 9044 Melrose Avenue, Los Angeles, California 90069 on September 18, 2008 at 10:00 A.M., local time.
At the Annual Meeting Mr. Rod will propose that he, Mr. Sailors and Mr. Singh be elected to the Napster board of directors. The Independent Nominees will also present four additional proposals urging stockholders to vote for the following:
•	a resolution requesting the redemption of rights under the Company’s current “poison pill” stockholder rights plan, with a stockholder vote on any future stockholder rights plan;
•	an amendment to the Company’s bylaws to require a majority, rather than a plurality, vote to elect directors in uncontested elections;
•	a resolution asking the board of directors to adopt a policy whereby management would annually submit to stockholders an advisory resolution regarding compensation of named executive officers;
•	a resolution asking the board of directors to adopt a policy that, whenever possible, the positions of chairman of the board of directors and chief executive officer should be separated.
Messrs. Rod, Sailors and Singh are the only “participants” in this solicitation, as that term is used in federal securities law, and they have no substantial interest in Napster other than their ownership of shares as follows: Of the 47,904,148 outstanding shares of common stock (reported by the Company in its proxy statement for the 2008 Annual Meeting), Mr. Rod beneficially owns 73,001 shares, representing approximately 0.15% of the shares outstanding; Mr. Sailors beneficially owns 626,000 shares, representing approximately 1.3% of the shares outstanding; and Mr. Singh beneficially owns 9,179 shares of Napster common stock, representing approximately 0.02% of the shares outstanding. The transactions by the Independent Nominees within the past two years involving Napster stock appear in Appendix A to this proxy statement.

This proxy statement and the enclosed BLUE proxy card (the “BLUE” proxy card”) are being furnished to you by Messrs. Rod, Sailors and Singh, the participants in this solicitation. This proxy statement and the enclosed BLUE proxy card are being mailed to you on or about August 13, 2008. Pursuant to this proxy statement, Messrs. Rod, Sailors and Singh are soliciting proxies from holders of shares of Napster common stock to be used at the 2008 Annual Meeting of Napster stockholders and any adjournments or postponements thereof to vote FOR their election to the Company’s board of directors. They also seek proxies to vote FOR the four stockholder proposals outlined above, as well as to vote FOR two management proposals, one to ratify the selection of PricewaterhouseCoopers LLP as the independent auditor and one to amend the certificate of incorporation to remove the board classification provision.
According to the Company’s proxy statement, only Napster stockholders of record at the close of business on July 24, 2008 (the “Record Date”) are entitled to receive notice of and to vote at the Annual Meeting or any adjournments or postponements thereof. Whether or not you plan to attend the Annual Meeting, you are urged to sign and date the enclosed BLUE proxy card and return it as instructed below.
This proxy statement and the enclosed BLUE proxy card are being furnished to you by Messrs. Rod, Sailors and Singh, the participants in this solicitation. You can use the BLUE proxy card to vote on all matters summarized here and all matters on the Company-prepared proxy card except the election of directors nominated by the Company. Since only your latest dated proxy card will count, we urge you not to return any white proxy card you receive from the Company. Even if you have already returned a white proxy card, you may revoke that proxy and vote using the BLUE proxy card, as explained below in sections dealing with “Voting Procedures” and “Proxy Revocation Rights.”
If you have any questions about our campaign, please call Okapi Partners, our proxy solicitation firm, at + 1 877 259 6290.
* * * * * * *

Dear Stockholder:
If elected, we, the Independent Nominees for the board of directors, will immediately propose that the board implement measures included in this proxy’s shareholder proposals that receive a winning percentage of the vote.
Additionally, in accordance with the board’s overall objective of maximizing shareholder value, it is the Independent Nominees’ intent to ask the board to consider one or more of the following actions, if and to the extent that such actions are consistent with the fiduciary duties owed by the board to all Napster stockholders:
• Perform a strategic review of the Company’s business model, sales and marketing strategy, cost structure and executive personnel in the context of the existing and expected competitive environments in order to determine 1) what changes should be made to move the company toward profitability and growth, or 2) if the Company should be sold. If it is determined that shareholder value would be maximized by selling the Company, the board will be encouraged to take immediate and appropriate action to that effect.
• Review the validity of performance-based executive compensation and recently adopted executive severance plans within the context of official company guidelines for such compensation, actual historical performance, and generally accepted foundations for executive severance. If it is determined that performance-based compensation and/or severance plans were unwarranted and not in the best interest of long term shareholder value maximization, appropriate action will be recommended.
We believe that Napster stockholders will benefit greatly from the involvement of individuals with a deep interest and personal financial investment in the Company who are willing to commit considerable time and effort at the board level. We believe that our combined depth of interest in Napster and our willingness to immediately act as a catalyst for change to rebuild stockholder value are what is needed at this time.
We urge you to use the BLUE proxy card to vote FOR each of us to serve as a director and to vote FOR the four stockholder proposals that we are sponsoring, as well as FOR the proposals regarding ratification of the auditor and declassification of the board of directors.
Perry H. Rod
Thomas Sailors
Kavan P. Singh
* * * * * * *

PROPOSAL 1 — ELECTION OF DIRECTORS
The Napster board of directors has eight directors, each of whom serves for a term of three years or until his or her successor is elected and qualified, or until such director’s earlier resignation or removal. Thus, approximately one-third of the board of directors is elected each year. A separate item being proposed by the board of directors (Proposal 3 below) seeks to amend the certificate of incorporation to provide for the annual election of all directors in future years, subject to incumbent directors serving out the balance of their terms. Proposal 3 would operate prospectively and have no effect on the election of directors at the 2008 Annual Meeting.
The participants hereby propose the following candidates for election to the board of directors, each of whom, if elected, would serve a three-year term until the 2011 annual meeting:
PERRY H. ROD
Perry H. Rod, 29, is an independent professional investor. Mr. Rod is also president of Market Rap LLC, which is developing a collaborative community website for investors, as well as chairman of the board of directors of The Paradise Project, a non-profit religious organization. Mr. Rod is a cum laude graduate of Georgetown University who has performed professionally as a musician in the Los Angeles area. He is the holder of 73,001 shares of Napster, Inc. common stock at this time.
THOMAS SAILORS
Thomas Sailors, 49, is managing member of Cloverdale Investments LLC, a personal investment holding company. Prior to September 2002, he was managing director at Banc of America Securities, established and managed the Chicago office of the leveraged finance division of US West Capital Corporation, was an associate at Morgan Stanley and Co. in New York and Chicago, was an investment analyst with the private advisory investment services group at Merrill Lynch in Miami, Florida, and was a corporate lending officer at the First National Bank in Dallas. Mr. Sailors is a Chartered Financial Analyst, holds an MBA from the Kelley School of Business at Indiana University and a BSc. in finance from Kansas State University, and is a board member of the KSU Department of Finance Advisory Board. He has been a shareholder of Napster since 2005 and holds 626,000 shares at this time.
KAVAN P. SINGH
Kavan P. Singh, 26, is an entrepreneur involved primarily in the health care industry through Lindenwood Care Corp., a 109-bed assisted living facility in St. Louis, Missouri which he acquired in 2006 and of which he is president. Mr. Singh is also a consultant and business development officer for the family-owned medical practice, Singh Medical Specialists, which was founded in 1975 and is a subsidiary of Farid LLP, of which he is a limited partner. His projects in development at Farid LLP include private healthcare investments including acquiring additional assisted living facilities, development of a dialysis center, non-invasive imaging diagnostics, and an urgent care center. In 2004 he began franchise ownership in Cold Stone Creamery and currently owns and operates 10 franchise locations in California and Missouri through Amrit LLC and Ardaas LLC respectively, of which he is president. From 2001 to 2005 Mr. Singh was employed as a broker at World Group Securities, Inc., where he last held the title of Marketing Director. Mr. Singh is currently a beneficial stockholder of 9,179 shares.

Each of these nominees would be considered “independent” under applicable federal securities rules and exchange listing standards. Each nominee has indicated his willingness to serve if elected. There is no assurance that the registrant’s nominees will serve with any of the soliciting parties’ nominees, if elected.
The Independent Nominees urge you to vote FOR each of these three nominees using the BLUE proxy card.
PROPOSAL 2 — RATIFICATION OF THE INDEPENDENT AUDITOR
This proposal by the board of directors and the supporting statement are set forth in the Company’s proxy statement, to which you are referred for further information. The Independent Nominees urge you to vote FOR this proposal, using the BLUE proxy card.
PROPOSAL 3 — DECLASSIFICATION OF THE BOARD OF DIRECTORS
This proposal by the board of directors would, if approved by the stockholders, amend the certificate of incorporation to provide for the annual election of all directors in future years, with directors in office to serve the remainder of their terms. We refer you to the Company’s proxy statement for the text of the proposal and the supporting statement. The Independent Nominees urge you to vote FOR this proposal, using the BLUE proxy card.
PROPOSAL 4 — STOCKHOLDER PROPOSAL ON NAPSTER’S SHAREHOLDER RIGHTS PLAN

As described by the Company on May 21, 2001, under the Company’s shareholder rights plan, Napster issued a dividend of one right for each share of common stock—par value of $0.001 per share—of the company held by stockholders of record as of the close of business on June 15, 2001. According to the Company, the plan was “designed to assure stockholders fair value in the event of a future unsolicited business combination or similar transaction involving the company.” Under the plan, each Right entitles stockholders to purchase a fractional share of the company’s preferred stock at a certain price. Initially, the Rights are not exercisable and will trade with the company’s common stock. Generally, the Rights may become exercisable if a person or group acquires beneficial ownership of 15 percent or more of Napster’s common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15 percent or more of Napster’s common stock. Upon occurrence of these events, unless redeemed for $0.001 per right, the Rights will then become exercisable by holders of the Rights, other than an unsolicited third party acquirer, for common shares of the company, or of the third party acquirer, having a value of twice the Right’s then-current exercise price. The Rights will expire on the earliest of June 15, 2011, or redemption or exchange of the Rights.

Kavan P. Singh, one of the Independent Nominees, and holder of 9,179 shares of Napster common stock will propose a resolution requesting that the board of directors redeem the stockholder rights previously issued under the Preferred Stock Rights Agreement dated May 18, 2001, also known as a “shareholder rights plan,” and not to adopt, extend or renew any shareholder rights plan unless such adoption, extension or renewal has been approved by the affirmative vote of the holders of a majority of shares present and voting on the matter. We refer you to the Company’s proxy statement for the full text of the resolution and supporting statement.
The Independent Nominees urge you to vote FOR this proposal, using the BLUE proxy card.

PROPOSAL 5 — STOCKHOLDER PROPOSAL REGARDING MAJORITY VOTING FOR ELECTION TO THE BOARD OF DIRECTORS
At the Annual Meeting Perry H. Rod and Thomas Sailors, two of the Independent Nominees and beneficial owners of 73,001 and 626,000 shares of common stock, respectively, will urge the stockholders to adopt the following amendment to the Company’s bylaws for the reasons set forth in the accompanying Supporting Statement:
“RESOLVED: Pursuant to Article IX of the Bylaws, the shareholders of Napster, Inc. hereby amend the bylaws to add the following new paragraph at the end of Section 3.3:
“Each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this Section, a majority of the votes cast means that the number of shares voted “for” a director must exceed the number of votes that are cast “against” that director or are “withheld”. If a director is not elected, the director shall offer to tender his or her resignation to the Board. The Nominating & Corporate Governance Committee (or its successor) will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Committee’s recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. The director who tenders his or her resignation will not participate in the Board’s decision. Directors shall hold office until the next annual meeting and until their successors shall be duly elected and qualified. In the event of any inconsistency between this Section and any other Section of these Bylaws, this provision shall govern.”
SUPPORTING STATEMENT
Napster uses a plurality vote standard to elect directors. What this means is that in an uncontested election, there is no way for shareholders to vote against an individual candidate; shareholders can merely “withhold” support for that candidate, who will be elected anyway. In effect, plurality voting allows a candidate to be elected even if a substantial majority of shares are not affirmatively voted in favor of that candidate.
This proposal asks the Board to adopt a majority vote policy for electing directors. This would mean that nominees for the board must receive a majority of the votes cast in order to be elected or re elected to the board, i.e., the number of votes cast “for” a nominee must exceed the number of votes cast “against” a nominee. If the only options are to vote “yes” or to “withhold” support, then a “withhold” vote would count as a vote “against” the nominee.
In our view, an effective majority vote policy should also require incumbent directors who fail to win re-election to resign from the board. Without such a provision, the failure of a candidate to achieve a majority might be viewed as creating a vacancy, and state law may allow an incumbent to fill until his or her successor is chosen.
Allowing a director to hold onto his or her seat in that situation undercuts the goal of majority voting, which is why resignations are required at companies that adopt majority voting and why in that situation a board must decide and announce within 90 days whether it will accept the resignation.
Majority voting has been adopted by dozens of companies in recent years. In our view, such a majority vote standard in director elections would give shareholders a more meaningful role in the director election process. We believe that Napster shareholders should have this power as well.
Please vote FOR this proposal.
The Independent Nominees urge you to vote FOR this proposal, using the BLUE proxy card. This proposal may not appear in the Company’s proxy statement or on the Company’s proxy card. The only way to vote on this proposal could be to vote and return the BLUE proxy card.

PROPOSAL 6 — STOCKHOLDER PROPOSAL REGARDING AN ADVISORY STOCKHOLDER VOTE ON EXECUTIVE COMPENSATION
At the Annual Meeting, Perry H. Rod and Thomas Sailors, two of the Independent Nominees and beneficial owners of 73,001 and 626,000 shares of common stock, respectively, will present the following resolution for the reasons set forth in the accompanying Supporting Statement:
RESOLVED, that the shareholders of Napster, Inc. (“Napster” or the “Company”) urge the board of directors to adopt a policy under which shareholders could vote at each annual meeting on an advisory resolution, to be proposed by Napster’s management, to ratify the compensation of the named executive officers (“NEOs”) set forth in the proxy statement’s Summary Compensation Table (the “SCT”) and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.
SUPPORTING STATEMENT
We believe investors are increasingly concerned about ever advancing executive compensation that sometimes appears to be insufficiently aligned with the creation of shareholder value.
In our view, a recent SEC rule, which received record support from investors, requires companies to disclose additional information about compensation and perquisites for top executives. In adopting this rule, we believe the SEC made it clear that market forces, not the SEC, should provide checks and balances on compensation practices.
We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not give shareholders enough mechanisms to provide input to boards on senior executive compensation. By contrast, public companies in the United Kingdom allow shareholders to cast an advisory vote on the directors’ “remuneration report,” which discloses executive compensation. Such a vote is not binding, but gives shareholders a clear voice that could help shape senior executive compensation.
In our view, an advisory vote is needed at Napster, where there is a serious gap between pay and performance. During the year ending May 16, 2008, the stock price has dropped over 60%. Napster stock has dropped approximately 85% since its most recent peak in early 2005.
Despite this poor performance, the Board of Directors in May 2008 made an outright grant of 950,000 shares of stock to Mr. Gorog and three other senior executives. In addition, Napster renewed Mr. Gorog’s employment agreement to provide severance benefits if there is a change of control.
U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans, but those plans set only general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have a means to provide ongoing feedback on the application of those general standards to individual pay packages.

Similarly, performance criteria submitted for shareholder approval that would allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and inadequate instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.
Accordingly, we urge Napster’s board to let shareholders express their opinion about senior executive compensation by establishing an annual referendum process. The results of such a vote would, we think, provide Napster with useful information about whether shareholders view the company’s senior executive compensation, as reported each year, to be in shareholders’ best interests.
Please vote FOR this proposal.
The Independent Nominees urge you to vote FOR this proposal, using the BLUE proxy card. This proposal does not appear in the Company’s proxy statement or on the Company’s proxy card. The only way to vote on this proposal is to vote and return the BLUE proxy card.
PROPOSAL 7 — STOCKHOLDER PROPOSAL ON SEPARATING THE OFFICES OF CHAIRMAN AND CHIEF EXECUTIVE OFFICER
At the Annual Meeting, Thomas Sailors, one of the Independent Nominees and beneficial owner of 626,000 shares of Napster common stock will offer the following resolution for the reasons stated in the accompanying Supporting Statement:
Resolved: The shareholders of Napster, Inc. (the “Company”) request that the Board of Directors establish a policy whereby, whenever possible, the roles of Chairman of the Board of Directors and Chief Executive Officer shall be separate, such that an independent director who has not served as an executive officer of the Company shall serve as Chairman of the Board.
This proposal shall not apply to the extent that compliance would necessarily breach any contractual obligations in effect at the time of the 2008 shareholder meeting.
SUPPORTING STATEMENT
We support separating the role of Board Chairman and CEO as a basic element of sound corporate governance. The task of the CEO is to manage the company. The primary purpose of the Board of Directors is to protect shareholders’ interests by providing independent oversight of management and the CEO. It is difficult for a manager to oversee his or her performance.
In our view, the Board will likely accomplish both roles more effectively by separating the two roles. In our view, an independent Chairman can enhance investor confidence in a company and strengthen the integrity of its Board of Directors.
A number of respected institutions recommend such separation. CalPERS’ Corporate Core Principles and Guidelines state that “the independence of a majority of the Board is not enough” and that “the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management.”

We believe that there is a strong case for an independent Chairman at Napster. Despite recent improvements, the stock price as of May 21, 2008 was down approximately 85 percent from below its peak in early 2005, down 55% over the preceding 12-month period, and down 50% from the previous trough in 2002.
The Independent Nominees urge you to vote FOR this proposal, using the BLUE proxy card. This proposal does not appear in the Company’s proxy statement or on the Company’s proxy card. The only way to vote on this proposal is to vote and return the BLUE proxy card.
VOTING PROCEDURES
How do I vote in person if I am a registered holder?
If you held shares of Napster common stock on the Record Date you may attend the Annual Meeting and vote in person.
How do I vote by proxy if I am a registered holder?
To vote by proxy, you should complete, sign and date the enclosed BLUE proxy card and return it promptly in the enclosed postage-prepaid envelope. To be able to vote your shares in accordance with your instructions at the Annual Meeting, Okapi Partners must receive your proxy as soon as possible but, in any event, prior to the meeting. You may vote your shares without submitting a proxy, if you vote in person.
What if I am not the registered holder of my shares?
If your shares are held in the name of a brokerage firm, bank nominee or other institution, that institution is considered to be the “registered holder,” and only that firm can give a proxy with respect to your shares. You may have received either a BLUE proxy card from the registered holder (which you can complete and send directly to the institution) or an instruction card (which you can complete and return to the registered holder to direct its voting of your shares). If the registered holder has not sent you either a BLUE proxy card or an instruction card, you may contact the registered holder directly to provide it with instructions.
You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple BLUE proxy cards or voting instruction cards. For example, if you hold shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which your shares are held. You should complete, sign, date and return each BLUE proxy card and voting instruction card you receive.
You may also receive a white proxy or voting instruction card that is being solicited by the Company’s board of directors. The Independent Nominees urge you to discard any white proxy card or voting instruction card sent to you by the Company. If you have previously signed a white proxy card or voting instruction card sent by the Company, we urge you to sign, date and promptly mail the enclosed BLUE proxy card or voting instruction card before the Annual Meeting. By doing so, you will revoke any earlier dated proxy card or voting instruction card solicited by the Company’s board of directors. It is very important that you date your proxy. It is not necessary to contact the Company for your revocation to be effective.

If you have questions or need assistance, please contact Okapi Partners, the Independent Nominees’ proxy solicitor, at + 1 877 259 6290.
What is a “legal proxy,” and when would I need one?
If you do not have registered ownership of your shares and want to vote in person at the Annual Meeting, or if you are voting for someone else at the Annual Meeting, you may obtain a document called a “legal proxy” from the registered holder of the shares or such other person and bring it to the Annual Meeting. If you need assistance, please contact Okapi Partners at + 1 877 259 6290.
What should I do if I receive a white proxy card from Napster’s management?
Proxies on the white proxy card are being solicited by Napster’s management. If you submit a proxy to us by signing and returning the enclosed BLUE proxy card, do not subsequently sign or return the white proxy card or follow any voting instructions provided by the Company, unless you intend to change your vote, because only your latest dated proxy will be counted.
If you have already sent a white proxy card to the Company, you may revoke it and vote for the Independent Nominees by signing, dating and returning the enclosed BLUE proxy card. See “Proxy Revocation Rights” below.
Can I vote for the Independent Nominees on the white proxy card being circulated by the Company?
The only way to ensure a vote for the Independent Nominees is by voting the BLUE proxy card.
Will all seven of the proposals in this proxy statement appear in the Company’s proxy?
The only way to ensure a vote on all seven proposals is by voting the BLUE proxy card. The white proxy card being solicited by the Company currently provides an opportunity to vote only on the Company’s nominees for the board of directors not the Independent Nominees, and on Proposals 2, 3 and 4 here (which are identically numbered in the Company’s proxy materials). The Company’s white proxy card currently does not permit you to vote on stockholder proposals dealing with majority voting for directors (Proposal 5), an advisory stockholder vote on executive pay (Proposal 6) or separating the positions of chairman of the board and chief executive officer (Proposal 7). The Company’s proxy statement advises that Napster will use discretionary authority to vote against the latter three stockholder proposals if the white proxy card is returned to the Company.
What if I want to revoke my proxy or change my voting instructions?
Please refer to the section on “Proxy Revocation Rights” below.
If I plan to attend the Annual Meeting, should I still submit a proxy?
Whether you plan to attend the Annual Meeting or not, we urge you to submit a BLUE proxy card. Returning the enclosed proxy card will not affect your right to attend the Annual Meeting and vote.

Who can vote?
You are eligible to vote or to execute a proxy only if you owned shares of common stock of the Company on the Record Date. Even if you sell your shares after the Record Date, you will retain the right to execute a proxy in connection with the Annual Meeting. It is important that you grant a proxy regarding shares you held on the Record Date, or vote those shares in person, even if you no longer own those shares. According to the Company’s proxy statement for the Annual Meeting filed with the Securities and Exchange Commission on July 17, 2008, approximately 47,904,148 shares of the Company’s common stock were issued and outstanding as of July 24, 2008, the Record Date.
How many votes do I have?
With respect to each matter to be considered at the Annual Meeting, you are entitled to one vote for each share of common stock owned on the Record Date. Based on documents publicly filed by the Company, the Company’s only outstanding voting securities are its common stock.
How will my shares be voted?
If you give a proxy on the accompanying BLUE proxy card with instructions, your shares will be voted as you direct. If you submit a signed BLUE proxy card to the Independent Nominees, c/o its proxy solicitor, Okapi Partners, without instructions, your shares will be voted FOR the election of Mr. Rod, Mr. Sailors and Mr. Singh as directors of Napster, FOR Proposal 2 (ratification of the auditor), FOR Proposal 3 (dealing with declassification of the board of directors), FOR Proposal 4 (stockholder approval of stockholder rights plans), FOR Proposal 5 (majority voting in director elections), FOR Proposal 6 (advisory vote on executive pay), and FOR Proposal 7 (splitting the positions of chairman and chief executive officer).
Submitting a signed BLUE proxy card without instructions will entitle the Independent Nominees to vote your shares in their discretion on matters not described in this proxy statement that the Independent Nominees do not know, within a reasonable time before this solicitation, are to be presented at the Annual Meeting and that properly come before the Annual Meeting, or any adjournment or postponement thereof.
If stockholders holding shares of Napster stock in street name do not provide voting instructions, their shares may not be voted.
Unless a signed proxy specifies otherwise, it is presumed to relate to all shares held of record on the Record Date by the person who submitted it.
How many votes are required to approve the proposals?
Proposal 1: A plurality of the shares of common stock present, in person or represented by proxy, and entitled to vote is required to elect the nominees for director. A plurality means that the nominees receiving the largest number of votes, up to the number of nominees to be elected, will be elected. Each stockholder will be entitled to vote the number of shares of common stock held as of the record date by that stockholder for each director position to be filled. Stockholders will not be allowed to cumulate their votes in the election of directors.

Proposal 2: The affirmative vote of the holders of a majority of the shares of common stock present, in person or represented by proxy, and entitled to vote on the proposal is required to ratify the selection of PwC as Napster’s independent registered public accounting firm for fiscal 2009.
Proposal 3: The affirmative vote of holders of at least 80% of the outstanding shares of common stock entitled to vote generally in the election of directors, whether or not present or represented at the meeting, is required to approve the amendment to the Company’s certificate of incorporation to eliminate the classified Board provision.
Proposal 4: The affirmative vote of holders of a majority of the shares of common stock present, in person or represented by proxy, and entitled to vote on the proposal is required to approve the stockholder proposal regarding the Preferred Stock Rights Agreement.
Proposal 5: The affirmative vote of a majority of the voting power of the stock issued and outstanding and entitled to vote is required to approve the stockholder proposal to amend the bylaws to provide for majority voting for the election of directors.
Proposal 6: The affirmative vote of holders of a majority of the shares of common stock present, in person or represented by proxy, and entitled to vote on the proposal is required to approve the stockholder proposal regarding an advisory stockholder vote on executive pay.
Proposal 7: The affirmative vote of holders of a majority of the shares of common stock present, in person or represented by proxy, and entitled to vote on the proposal is required to approve the stockholder proposal regarding separating the positions of board chairman and chief executive officer.
If other matters are properly brought before the Annual Meeting, the vote required will be determined in accordance with applicable law, the Nasdaq Marketplace Rules, and Napster’s charter and bylaws, as applicable.
What is a quorum, and why is it necessary?
A quorum of stockholders is necessary to have a valid stockholders’ meeting. The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of each class of stock entitled to vote at the Annual Meeting is necessary to constitute a quorum. When an eligible voter attends the meeting, in person or by proxy, but decides not to vote, his or her decision not to vote is called an abstention. Properly executed proxy cards that are marked “abstain” on any proposal will be treated as abstentions for that proposal. In all matters other than the election of directors, abstentions have the same effect as votes AGAINST the proposal. If you are the beneficial owner of shares held in “street name” by a broker or nominee, the broker or nominee, as the record holder of the shares, is required to vote those shares in accordance with your instructions. If you do not give instructions to the broker or nominee, that person will not be permitted to vote the shares with respect to “non-routine” items. In that event, your shares will be treated as broker non-votes and will not be counted in determining whether the number of votes necessary to approve those matters has been obtained. Proposal 4 regarding the Preferred Stock Rights Agreement is a non-routine item. In addition, according to the Company, if proxies are solicited by the Independent Nominees in support of our director nominees and for proposals 5, 6 and 7, then all items on the agenda for the Annual Meeting, including the election of directors, will be non-routine items for those brokerage accounts solicited. For those brokerage accounts not solicited or if proxies are not solicited by the Independent Nominees in support of our director nominees and for proposals 5, 6 and 7 described in this Proxy Statement, then the election of directors, the ratification of the selection of the independent registered public accounting firm and the amendment of Napster’s certificate of incorporation to eliminate the classified board provision will be considered “routine” items. In that event, the broker or nominee holding your shares of record will be permitted to vote your shares with respect to such matters even if you do not give specific instructions with respect to the voting of your shares and your shares will not be treated as broker non-votes.
Can the meeting be adjourned or postponed?
The Company’s bylaws provide that, if a quorum is not present, a stockholders’ meeting may be adjourned, from time to time and without notice other than announcement at the meeting, by those stockholders present in person, until a quorum is present. If adjournment is for more than 30 days or if, after the adjournment, a new record date is set, a notice of the adjourned meeting must be given to each stockholder entitled to vote at the meeting.

How can I receive more information?
If you require assistance or have questions about giving your proxy or about this proxy solicitation, please call Okapi Partners at + 1 877 259 6290.
PROXY REVOCATION RIGHTS
If I have already voted using the Company’s white proxy card, can I revoke my proxy?
Any stockholder of record may revoke or change his or her proxy instructions at any time prior to the vote at the Annual meeting.
How can I revoke my proxy if I am a stockholder of record?
You can change your proxy instructions by: submitting by mail a properly executed, subsequently dated BLUE proxy card that will revoke all prior proxy cards, including any White proxy cards that you may have submitted to Napster; instructing the Independent Nominees, through Okapi Partners; attending the Annual Meeting and withdrawing your proxy by voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or delivering written notice of revocation either to the Independent Nominees, c/o Okapi Partners, 330 Madison Avenue, 9th Floor, New York, NY 10017 or to Aileen Atkins, Napster’s Corporate Secretary at the Company’s offices shown above.
How can I revoke my proxy if I hold my shares through a brokerage, bank or other institution?
If you hold your shares in “street name,” i.e., through a brokerage, bank or other institution, you can revoke your proxy by: submitting a new proxy card or voting instruction form to your broker or nominee, either by mail or by telephone or by using the Internet in accordance with instructions from your broker or nominee; or attending the Annual Meeting and voting in person, provided you have obtained a signed legal proxy from the record holder giving you the right to vote your shares.
If you choose to revoke a proxy by giving written notice or a later-dated proxy to the Secretary of Napster or by submitting new voting instructions to your broker or nominee, the Independent Nominees would appreciate if you would assist us in representing the interests of stockholders on an informed basis by either sending their proxy solicitor, Okapi Partners, a copy of your revocation, proxy or new voting instructions or by calling them at + 1 877 259 6290.
Please remember that only the latest dated proxy card will be counted. Therefore, the Independent Nominees urge you to sign, date and return the BLUE proxy card accompanying this proxy statement.
Is there a limit to the number of times that a stockholder can revoke a proxy?
There is no limit on the number of times a stockholder may revoke a proxy prior to the Annual Meeting. If you send written revocation of your proxy to the Secretary of the Company, the Independent Nominees request that you send either the original or a copy of that revocation to Okapi Partners, 330 Madison Avenue, 9th Floor, New York, NY 10017. This will allow the Independent Nominees to more accurately determine if and when the requisite number of proxies has been received.

PLEASE NOTE, that in order to vote FOR the election of the Independent Nominees as directors of Napster and FOR all of the stockholder proposals, you will need to complete and return the BLUE proxy card, regardless of whether or not you send a revocation.
PROXY SOLICITATION AND EXPENSES
Proxies may be solicited by mail, telephone, telefax, telegraph, e-mail, newspapers, the Internet and other publications of general distribution and in person. In connection with this solicitation of proxies, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries will be asked to forward all soliciting materials to the beneficial owners of the shares that those institutions hold of record. The Independent Nominees will reimburse those institutions for reasonable expenses that they incur in connection with forwarding these materials.
The Independent Nominees have retained Okapi Partners to solicit proxies in connection with the Annual Meeting. Okapi Partners may solicit proxies from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries and will employ approximately 25 people in its effort. The Independent Nominees have agreed to reimburse Okapi Partners for its reasonable expenses and to pay it fees in connection with the proxy solicitation and the Independent Nominees have agreed to indemnify Okapi Partners against certain liabilities arising out of or in connection with the engagement. It is currently expected that the fees payable to Okapi Partners in connection with this proxy solicitation will not exceed $75,000.
In addition to the costs related to the engagement of Okapi Partners, costs related to this solicitation of proxies include expenditures for printing, postage, legal services and other related items. Mr. Singh, one of the participants in this solicitation, is bearing the entire expense of this proxy solicitation. Total expenditures are expected to be approximately $80,000 to $100,000. Total payments of costs to date are approximately $22,000.
The Independent Nominees will seek reimbursement of all solicitation expenses from the Company and does not currently intend to seek a vote of the stockholders for approval of such reimbursement.
INFORMATION REGARDING PARTICIPANTS IN THIS SOLICITATION
Mr. Perry H. Rod, Mr. Thomas Sailors and Mr. Kavan P. Singh are each a participant in the solicitation of proxies for the Annual Meeting, as that term is defined under federal securities laws.
Messrs. Rod, Sailors and Singh do not currently hold any position or office with the Company. Furthermore, no arrangements or understandings exist between any of them and any other person with respect to any future employment by the Company or its affiliates or any future transactions to which the Company or its affiliates will or may be a party. No arrangements or understandings exist pursuant to which any or all of them would be elected as a director. None of them has any family relationship with any director or executive officer of the Company. None of them is presently engaged in any legal proceedings nor has been engaged in any proceeding the past ten years relating to bankruptcy, criminal proceedings, violations of the securities laws, violations of the Federal commodities laws, or injunctions from engaging in certain business activities. None of them has been convicted in a criminal proceeding during the past ten years. Additionally, none of them, or any of their associates, has a material interest adverse to the Company.

Except as described herein, none of the Independent Nominees, or any company with which any of them is associated, has any business relationship with or substantial interest, either directly or indirectly, in the Company apart from the fact that each participant purchases products sold by the Company. None of them is a party to any contract, arrangement or understanding with any person with respect to any securities of the Company. None of them or any members of their family is now or has been in the last year indebted to the Company for an amount exceeding $120,000, nor do any of them have any interest in any transactions, involving an amount exceeding $120,000, to which the Company is a party.
Mr. Rod is the beneficial holder of 73,001 shares of common stock and record holder of one share of common stock of the Company. His address is P.O. Box 17161, Encino, CA 91416. Mr. Sailors is the beneficial owner of 626,000 shares of common stock of the Company. His address is 5342 Glenwick Lane, Dallas, TX 75209. Mr. Singh is the beneficial owner of 9,179 shares of Napster common stock. He previously owned these shares jointly with Dalip Singh, but he is currently the sole beneficial owner. His address is 655 Old Riverwoods Lane, Chesterfield, MO 63017.
Information about the transactions involving Napster stock by each of these participants within the past two years appears in Appendix A below. All information in this proxy statement about the participants has been provided by the participants and each of the participants, as nominees, has consented to being named in the proxy statement.
SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE
OFFICERS/INDEPENDENT PUBLIC ACCOUNTANT/
EXECUTIVE COMPENSATION/DEADLINE FOR
STOCKHOLDER PROPOSALS FOR 2009 ANNUAL MEETING
Information on these subjects appears in the Company’s proxy statement.
INFORMATION ABOUT NAPSTER
Based upon information provided in Napster’s Form 10-K, the mailing address of Napster’s principal executive office is 9044 Melrose Avenue, Los Angeles, California 90067, telephone (310) 281-5000.
Except as otherwise noted herein, the information in this proxy statement concerning Napster has been taken from or is based upon documents and records on file with the Securities and Exchange Commission and other publicly available information.
YOUR VOTE IS IMPORTANT.
Your vote could determine if the stockholders have an adequate voice in the affairs of this Company.
Let your voice be heard.
Please mark, sign and date the enclosed BLUE proxy card and return it promptly in the enclosed postage-prepaid envelope.

IMPORTANT NOTICE
1. If your shares are held in your own name, please mark, date and mail the enclosed BLUE proxy card to the Independent Nominees’ proxy solicitor, Okapi Partners, LLC., in the postage-paid envelope provided.
2. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions. Contact the person responsible for your account and give instructions for a BLUE proxy card to be signed representing your shares or you may vote by telephone or internet.
3. If you have already submitted a white proxy card to Napster for the Annual Meeting, you may change your vote to a vote FOR the election of the Independent Nominees by marking, signing, dating and returning the enclosed BLUE proxy card for the Annual Meeting, which must be dated after any proxy you may have submitted to Napster. You may also submit your later-dated proxy by using the enclosed BLUE proxy card or if you hold through a bank or broker you may vote by telephone or by Internet. ONLY YOUR LATEST-DATED PROXY FOR THE ANNUAL MEETING WILL COUNT AT THE ANNUAL MEETING.
If you have any questions or require any assistance in executing your proxy, please call:
Okapi Partners at + 1 877 259 6290

APPENDIX A
PURCHASE AND SALE OF SECURITIES BY
MESSRS. ROD, SAILORS AND SINGH
The following table sets forth information with respect to all purchases and sales of Napster common stock by Mr. Rod during the past two years. Except as set forth below, Mr. Rod has not purchased or sold securities of the Company within the past two years. The transactions listed below were made on the open market at market prices.

1/12/2007	Bought	2000
3/26/2007	Bought	1000
3/26/2007	Bought	1000
3/29/2007	Bought	2000
3/29/2007	Bought	1320
3/29/2007	Bought	2680
3/29/2007	Bought	660
3/29/2007	Bought	1340
3/29/2007	Bought	3000
3/29/2007	Bought	1650
3/29/2007	Bought	3350
3/30/2007	Bought	5000
3/30/2007	Bought	1100
3/30/2007	Bought	3900
3/30/2007	Bought	2500
3/30/2007	Bought	2500
4/24/2007	Bought	1282
5/1/2007	Bought	3718
5/7/2007	Sold	3000
5/7/2007	Sold	2000
5/16/2007	Sold	200
5/16/2007	Sold	4800
5/16/2007	Sold	5000
5/16/2007	Sold	3874
5/16/2007	Bought	2512
5/16/2007	Bought	800
5/16/2007	Bought	2688
5/16/2007	Bought	190
5/17/2007	Bought	2684
5/17/2007	Bought	2900
5/17/2007	Bought	100
5/17/2007	Bought	2000
5/23/2007	Bought	5000
6/5/2007	Sold	1600
6/5/2007	Sold	1400
6/5/2007	Sold	489
6/5/2007	Sold	1511
6/6/2007	Sold	5000
7/13/2007	Bought	510
7/16/2007	Bought	4490
7/20/2007	Sold	2000
7/23/2007	Sold	3000
7/24/2007	Sold	7486
7/24/2007	Sold	10000
7/24/2007	Sold	12514
12/19/2007	Bought	2000
12/19/2007	Bought	1000
12/19/2007	Sold	400
12/20/2007	Sold	2600
12/20/2007	Bought	2000
12/21/2007	Bought	1000
12/27/2007	Sold	3000
1/25/2008	Bought	100
1/25/2008	Bought	900
1/31/2008	Bought	200
1/31/2008	Bought	1040
1/31/2008	Bought	600
1/31/2008	Bought	160
2/6/2008	Bought	2000
2/6/2008	Bought	1000
2/6/2008	Bought	2000
2/7/2008	Bought	2000
2/11/2008	Sold	3000
2/11/2008	Sold	1100
2/11/2008	Sold	900
2/13/2008	Sold	2000
2/13/2008	Sold	2000
2/14/2008	Bought	2000
2/15/2008	Sold	2000
2/27/2008	Bought	1000
2/27/2008	Bought	700
2/27/2008	Bought	300
2/28/2008	Bought	1000
2/28/2008	Bought	1000
3/6/2008	Bought	400
3/6/2008	Bought	300
3/14/2008	Bought	2300
3/14/2008	Bought	2000
3/14/2008	Bought	2000
3/14/2008	Bought	3000
3/14/2008	Bought	3000
3/14/2008	Sold	1000
3/14/2008	Bought	3000
3/17/2008	Bought	250
3/17/2008	Bought	1750
3/17/2008	Bought	2000

3/17/2008	Bought	1000
3/17/2008	Bought	2000
3/17/2008	Bought	3000
3/17/2008	Bought	2000
3/17/2008	Sold	600
3/17/2008	Bought	3000
3/17/2008	Bought	2000
3/17/2008	Bought	2600
3/17/2008	Bought	2000
3/17/2008	Bought	1000
3/17/2008	Bought	3300
3/17/2008	Bought	1000
3/18/2008	Bought	1700
3/19/2008	Bought	2000
3/19/2008	Bought	1700
3/19/2008	Bought	3300
3/20/2008	Bought	3000
3/20/2008	Bought	2000
3/20/2008	Bought	3000
3/20/2008	Bought	5000
3/20/2008	Bought	5000
3/27/2008	Bought	1
7/3/2008	Bought	2000
7/7/2008	Bought	5000
7/7/2008	Bought	7000
7/7/2008	Bought	4600
7/7/2008	Bought	400
7/7/2008	Bought	5000
7/7/2008	Bought	3000
7/7/2008	Bought	5000
7/7/2008	Bought	5000
7/7/2008	Bought	5000
7/7/2008	Bought	5000
7/7/2008	Bought	5000
7/18/2008	Sold	2100
7/18/2008	Sold	2900
7/18/2008	Sold	5000
7/18/2008	Sold	5000
7/18/2008	Sold	10000
7/18/2008	Sold	1700
7/18/2008	Sold	3300
7/18/2008	Sold	5000
7/18/2008	Sold	5000
7/18/2008	Sold	10000
7/22/2008	Sold	15000
7/22/2008	Sold	3382
7/22/2008	Sold	1618
7/23/2008	Bought	8478
7/23/2008	Sold	1000
7/23/2008	Sold	200
7/23/2008	Bought	2722
7/23/2008	Bought	6775
7/25/2008	Bought	1225
The following table sets forth information with respect to all purchases and sales by Mr. Sailors during the past two years. Except as set forth below, Mr. Sailors has not purchased or sold securities of the Company within the past two years. The transactions listed below were made on the open market at market prices.

8/1/2005	Bought	100
8/1/2005	Bought	200
8/1/2005	Bought	200
8/1/2005	Bought	500
8/1/2005	Bought	500
8/1/2005	Bought	500
8/1/2005	Bought	600
8/1/2005	Bought	800
8/1/2005	Bought	1,200
8/1/2005	Bought	1,300
8/1/2005	Bought	1,900
8/1/2005	Bought	3,000
8/2/2005	Bought	4,200
8/4/2005	Bought	5,000
11/3/2005	Bought	1,000
11/3/2005	Bought	1,000
11/10/2005	Bought	3,000
12/29/2005	Bought	5,000
1/18/2006	Bought	5,000
1/18/2006	Bought	5,000
1/25/2006	Bought	5,000
3/28/2006	Bought	5,000
4/6/2006	Bought	700
4/6/2006	Bought	9,300
4/6/2006	Bought	10,000
4/6/2006	Bought	10,000
4/6/2006	Bought	10,000
4/6/2006	Bought	10,000
5/17/2006	Bought	5,000
5/17/2006	Bought	5,000
5/17/2006	Bought	5,000
5/18/2006	Bought	5,000
5/22/2006	Bought	5,000
5/22/2006	Bought	5,000
6/15/2006	Bought	1,000
6/15/2006	Bought	2,000
6/15/2006	Bought	2,000
6/27/2006	Bought	5,000
6/27/2006	Bought	5,000
6/28/2006	Bought	5,000
7/28/2006	Bought	5,000
8/2/2006	Bought	3,485
8/3/2006	Bought	1,515
8/11/2006	Bought	5,000
8/15/2006	Bought	5,000
8/15/2006	Bought	5,000
1/3/2007	Bought	400
1/3/2007	Bought	4,600
3/8/2007	Bought	7,569
3/9/2007	Bought	431
3/9/2007	Bought	2,000
4/24/2007	Bought	5,000
6/5/2007	Bought	5,000
8/3/2007	Bought	500
8/3/2007	Bought	4,500
9/7/2007	Bought	600

9/7/2007	Bought	1,400
9/7/2007	Bought	3,600
9/7/2007	Bought	4,400
9/7/2007	Bought	5,000
11/6/2007	Bought	5,000
11/8/2007	Bought	100
11/8/2007	Bought	600
11/8/2007	Bought	900
11/8/2007	Bought	1,000
11/8/2007	Bought	1,000
11/8/2007	Bought	1,000
11/8/2007	Bought	1,000
11/8/2007	Bought	1,000
11/8/2007	Bought	1,800
11/8/2007	Bought	2,000
11/8/2007	Bought	14,600
12/11/2007	Bought	900
12/11/2007	Bought	1,000
12/11/2007	Bought	1,000
12/11/2007	Bought	2,100
12/12/2007	Bought	5,000
12/17/2007	Bought	1,200
12/17/2007	Bought	3,800
12/17/2007	Bought	10,000
12/18/2007	Bought	5,000
12/19/2007	Bought	5,000
12/19/2007	Bought	5,000
12/20/2007	Bought	5,000
12/21/2007	Bought	2,400
12/21/2007	Bought	2,600
2/6/2008	Bought	3,000
2/7/2008	Bought	2,000
2/8/2008	Bought	5,000
2/8/2008	Bought	5,000
2/8/2008	Bought	10,000
2/27/2008	Bought	5,000
2/27/2008	Bought	5,000
2/27/2008	Bought	15,000
3/13/2008	Bought	163
3/13/2008	Bought	4,837
3/13/2008	Bought	5,000
3/14/2008	Bought	100
3/14/2008	Bought	802
3/14/2008	Bought	2,800
3/17/2008	Bought	1,298
3/19/2008	Bought	5,000
3/25/2008	Bought	5,000
4/25/2008	Bought	1,000
5/20/2008	Bought	600
5/20/2008	Bought	1,000
5/20/2008	Bought	7,900
5/20/2008	Bought	15,500
5/27/2008	Bought	10,000
5/28/2008	Bought	3,200
5/28/2008	Bought	6,800
5/28/2008	Bought	10,000
5/29/2008	Bought	300
5/29/2008	Bought	19,700
5/30/2008	Bought	4,075
6/2/2008	Bought	2,900
6/2/2008	Bought	3,025
6/3/2008	Bought	2,100
6/3/2008	Bought	2,900
6/3/2008	Bought	5,000
6/3/2008	Bought	5,000
6/3/2008	Bought	5,000
6/4/2008	Bought	1,470
6/4/2008	Bought	3,530
6/5/2008	Bought	5,000
6/6/2008	Bought	1,000
6/6/2008	Bought	5,000
6/10/2008	Bought	4,000
6/18/2008	Bought	400
6/18/2008	Bought	4,600
6/18/2008	Bought	5,000
6/18/2008	Bought	5,000
6/19/2008	Bought	5,000
6/20/2008	Bought	2,246
6/20/2008	Bought	2,754
6/20/2008	Bought	5,000
6/20/2008	Bought	5,000
6/23/2008	Bought	5,000
6/23/2008	Bought	5,000
6/24/2008	Bought	5,000
6/24/2008	Bought	5,000
6/25/2008	Bought	1,400
6/25/2008	Bought	3,600
6/25/2008	Bought	5,000
6/26/2008	Bought	2,450
6/26/2008	Bought	2,550
6/27/2008	Bought	5,000
7/1/2008	Bought	500
7/1/2008	Bought	5,000
7/2/2008	Bought	4,500
7/7/2008	Bought	400
7/7/2008	Bought	2,000
7/7/2008	Bought	3,000
7/7/2008	Bought	4,600
7/7/2008	Bought	5,000
7/7/2008	Bought	5,000
7/7/2008	Bought	5,000
7/11/2008	Bought	5,000
7/14/2008	Bought	249
7/14/2008	Bought	4,751
7/14/2008	Bought	5,000
The following table sets forth information with respect to all purchases and sales by Mr. Singh during the past two years. Except as set forth below, Mr. Singh has not purchased or sold securities of the Company within the past two years. The transactions listed below were made on the open market at market prices.

11/6/2006	Bought	5,500
11/8/2006	Bought	2,500
3/16/2007	Sold	735
6/13/2007	Sold	950
7/9/2007	Sold	1,650
7/20/2007	Sold	1,500
7/20/2007	Sold	665
7/20/2007	Sold	500
8/13/2007	Sold	3,000
12/12/2007	Sold	2,861
12/26/2007	Sold	1,460

NAPSTER, INC.
ANNUAL MEETING OF STOCKHOLDERS
SEPTEMBER, 18, 2008

BLUE PROXY CARD	BLUE PROXY CARD

THIS PROXY IS SOLICITED BY:
PERRY H. ROD, THOMAS SAILORS and KAVAN P. SINGH
VOTE BY MAIL
Mark, date and sign this voting form, and return it in the postage paid envelope.
YOUR VOTE, WHETHER BY INTERNET, TELEPHONE OR MAIL, MUST BE RECEIVED NO LATER THAN 10:00 AM, PACIFIC TIME, ON SEPTEMBER 18, 2008, TO BE INCLUDED IN THE VOTING RESULTS.
The undersigned hereby appoints and constitutes each of Perry H. Rod, Thomas Sailors and Kavan P. Singh (acting alone or together), with full power of substitution in each, to represent the undersigned at the Annual Meeting of Stockholders of Napster, Inc. (“Napster”) to be held on September 18, 2008 at 10:00 A.M. local time, and at any adjournment or postponement or continuations thereof (the “Annual Meeting”), hereby revoking any proxies previously given, to vote all shares of Common Stock of Napster held or owned by the undersigned as directed below, and in their discretion upon such other matters as may come before the meeting (provided, however, that the persons named above will be permitted to use such discretionary authority only for matters which they do not know, a reasonable time before the solicitation, are to be presented at the meeting).
IF NO DIRECTION IS MADE, THE PERSONS NAMED IN THIS BLUE PROXY CARD WILL VOTE YOUR SHARES: FOR PERRY H. ROD, THOMAS SAILORS, AND KAVAN P. SINGH FOR DIRECTOR; AND FOR PROPOSALS 2, 3, 4, 5, 6 AND 7.
IN THEIR DISCRETION THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT, POSTPONEMENT OR RESCHEDULING THEREOF, HEREBY REVOKING ANY PROXY OR PROXIES HERETOFORE GIVEN BY THE UNDERSIGNED.
This Proxy, when properly executed, will be voted in the manner marked herein by the undersigned. As required by Securities and Exchange Commission regulation 240.14a-4(d)(iv), the soliciting parties state that there is no assurance that the registrant’s nominees will serve if elected with any of the soliciting party’s nominees.
SIGN, DATE AND MAIL YOUR PROXY TODAY
(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE.)

PERRY H. ROD, THOMAS SAILORS AND KAVAN P. SINGH EACH RECOMMEND A VOTE “FOR” THE ELECTION OF THE NOMINEES LISTED IN PROPOSAL 1 AND “FOR” PROPOSALS 2, 3, 4, 5, 6 AND 7.
☑ PLEASE MARK VOTES AS IN THIS EXAMPLE.
STOCKHOLDERS ARE URGED TO DATE, MARK, SIGN, AND RETURN THIS PROXY.
YOUR VOTE IS VERY IMPORTANT TO US.

1.	Election of directors — Nominees:	☐	☐
	(01) Perry H. Rod	FOR ALL	WITHHOLD
	(02) Thomas Sailors	NOMINEES	FROM ALL
	(03) Kavan P. Singh		NOMINEES

To withhold authority to vote for any individual nominee, write that nominee’s name in the space provided above. Your shares will be voted for the remaining nominee(s).

2.	Ratification of appointment of independent registered public accounting firm.	☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	Amendment to certificate of incorporation eliminating the board classification provision.	☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	Stockholder proposal regarding stockholder rights plans.	☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	Stockholder proposal regarding majority voting in board elections.	☐ FOR	☐ AGAINST	☐ ABSTAIN

6.	Stockholder proposal regarding advisory vote on executive pay.	☐ FOR	☐ AGAINST	☐ ABSTAIN

7.	Stockholder proposal on separating the offices of Chairman and Chief Executive Officer.	☐ FOR	☐ AGAINST	☐ ABSTAIN

	MARK HERE IF YOU PLAN TO ATTEND THE MEETING			☐

	MARK HERE IF AN ADDRESS CHANGE HAS BEEN NOTED ON THE REVERSE SIDE OF THIS CARD			☐
Please be sure to sign and date this Proxy.

SIGNATURE(S) OF STOCKHOLDER(S)	DATE

TITLE, IF ANY

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When shares are held by joint tenants, both should sign. When signing as attorney-in-fact, executor, administrator, trustee, guardian, corporate officer or partner, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.